UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RESOLUTION TO CALL

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The board of directors (the “Board”) of SK Telecom Co., Ltd. (“SK Telecom” or the “Company”) has resolved to call the annual general meeting of shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	March 25, 2021 (Thursday), 10:00 am (Seoul time)

2. Place	SUPEX Hall, 4th Floor, SK T-Tower, 65, Eulji-ro, Jung-gu, Seoul, Korea

3. Agenda

1. Approval of Financial Statements for the 37th Fiscal Year (2020)

2. Amendments to the Articles of Incorporation

3. Grant of Stock Options

4. Appointment of an Executive Director (Ryu, Young Sang)

5. Appointment of an Independent Non-executive Director to Serve as an Audit Committee Member (Yoon, Young Min)

6. Approval of the Ceiling Amount of Remuneration for Directors

4. Date of the resolution by the Board	February 25, 2021

- Attendance of independent non-executive directors	Present:	5
	Absent:	0

5. Other important matters relating to an investment decision	- The place and time of the annual general meeting of shareholders may be subject to change by a decision of the Company’s representative director in case of an emergency, including due to COVID-19.

Documents relating to the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 37th Fiscal Year (2020)

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors on the financial statements for the 37th fiscal year prepared in accordance with Korean International Financial Reporting Standards as adopted by the Korean Accounting Standards Board will be uploaded to SK Telecom’s website (http://www.sktelecom.com/en/ g Investor Relations g IR Library g Audit Report) and will be made available on the U.S. Securities and Exchange Commission’s website (https://www.sec.gov) in early to mid March of 2021.

2.	Amendments to the Articles of Incorporation

The proposed amendments are as follows:

Current	Proposed Amendment	Remarks

<Newly established>

1-2. Corporate Governance Charter

The Company shall constitute a Corporate Governance Charter encompassing its purpose and plans to develop its continued efforts to establish transparent and sound corporate governance (newly established on March 25, 2021).

To stipulate Company’s purpose and plans to establish transparent and sound corporate governance, and institute a ground for the constitution of the Corporate Governance Charter in the Articles of Incorporation.

Article 17-3. Electronic Registration of Rights Indicated in Bonds and Subscription Warrants

Instead of issuing the bond certificates and subscription warrants, the Company electronically registers in the electronic register of the electronic registry the rights that shall be indicated in the bonds and subscription warrants (newly established on March 26, 2019).

17-3. Electronic Registration of Rights Indicated in Bonds and Subscription Warrants

Instead of issuing the bond certificates and subscription warrants, the Company electronically registers in the electronic register of the electronic registry the rights that shall be indicated in the bonds and subscription warrants; provided that the Company is not required to electronically register the rights to be indicated on bonds if electronic register of such rights are not mandatory under relevant laws and regulations (newly established on March 26, 2019, amended on March 25, 2021).

To add an exception for bonds that are not required to be electronically registered and prevent confusion over the application of the electronic register system.

Article 33. Term of office of Directors

The term of office of the Directors (including Representative Director) shall be until the close of the 3rd Ordinary General Meeting of Shareholders convened after he/she office (amended on March 16, 2001).

Article 33. Term of office of Directors

(1) The term of office of the Directors (including Representative Director) shall be until the close of the 3rd Ordinary General Meeting of Shareholders convened after he/she office (amended on March 16, 2001, amended on March 25, 2021).

(2) The total term of outside Directors shall not exceed 6 years, and, when including the service at affiliates, 9 years (newly established on March 25, 2021).

To revise this Article in accordance with the amendment of the Enforcement Decree of the Commercial Act regarding the term limit of outside directors.

Article 34. Appointment of Directors in case of Vacancy

(1) If a Director falls under one of the following items, his/her position is deemed to be vacant (amended on March 17, 2000):

1. When dead;

2. When adjudicated insolvent;

3. When declared incapacitated person or quasi- incapacitated person; and

4. When sentenced to a punishment heavier than imprisonment without prison labor.

Article 34. Appointment of Directors in case of Vacancy

(1) If a Director falls under one of the following items, his/her position is deemed to be vacant (amended on March 17, 2000, amended on March 25, 2021):

1. When dead;

2. When adjudicated insolvent;

3. When adjudicate on the commencement of adult guardianship or limited guardianship; or

4. When sentenced to a punishment heavier than imprisonment without prison labor.

To revise this Article in accordance with the amendment of the Civil Act abolishing the element of (quasi-) incapacitation and implementing a guardianship system.

Article 54-2. Interim Dividends

(1) The Company may pay dividends in cash to the Shareholders registered in the Register of Shareholders as of June 30, by resolution of the Board of Directors, one time during each fiscal year (established on March 12, 2004).

(2) All other matters relevant to the Interim Dividends under Paragraph (1), including the limitation amount of the Interim Dividends and/or the payment time of the Interim Dividends, shall comply with the relevant laws and regulations, including the Commercial Act (amended on March 23, 2012).

(3) In case of the payment of the Interim Dividends, the rate of the Interim Dividends to common shares shall also apply to the Interim Dividends to preferred shares under Article 8 (established on March 12, 2004).

(4) The provisions of Article 10 Paragraph (2) and Article 54 Paragraph (4) shall apply mutatis mutandis to this Article (established on March 12, 2004).

Article 54-2. Interim Dividends (deleted on March 25, 2021)	To substitute the interim dividend system with a quarterly dividend system under Financial Investment Services and Capital Markets Act.

<Newly established>

Article 54-3. Quarterly Dividends

(1) Dividends of profits may be paid by the Company in cash on the last day of the third, sixth, and ninth month from the beginning of each fiscal year (the “record date for quarterly dividend”) by a resolution of Board of Directors.

(2) Quarterly dividends under Paragraph (1) shall be paid to the shareholders entered in and the pledgees registered with the Register of Shareholders as of the record date for quarterly dividend.

(3) All other matters relevant to the quarterly dividends to be paid under Paragraph (1), including the limitation on amount and the time of payment, shall comply with relevant laws and regulations, including Financial Investment Services and Capital Markets Act.

(4) The provision of Article 54 Paragraph (4) shall apply mutatis mutandis to the quarterly dividend to be paid under Paragraph (1) (established on March 25, 2021).

To substitute the interim dividend system with a quarterly dividend system under Financial Investment Services and Capital Markets Act.

<Newly established>	Addendum No. 29 (as of March 25, 2021) Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 25, 2021.	—

3.	Grant of Stock Options

A.	Purpose of Grant of Stock Options

In order to maximize the value of the Company by aligning the interests of its management and shareholders, the Company proposes to grant stock options to members of its management to encourage their pursuit of enhancing the long-term value of the Company.

B.	Recipients of Stock Options

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Ryu, Young Sang	Executive Director and President of Mobile Network Operations Division	Registered common shares	5,990
Kang, Jong Ryeol	Head of ICT Infra Center	Registered common shares	2,350
Yoon, Poong Young	Head of Corporate Center 1	Registered common shares	3,360
Ha, Hyung Il	Head of Corporate Center 2	Registered common shares	3,760
Cho, Dong Hwan	Head of Cloud Transformation Center	Registered common shares	1,770
Kim, Yoon	Head of T3K	Registered common shares	2,110
Lee, HyunA	Head of AI&CO	Registered common shares	2,880
Ha, Seong Ho	Head of Corporate Relations Center	Registered common shares	1,920
Shin, Sang Kyu	Head of Corporate Culture Center	Registered common shares	1,530
Huh, Seok Joon	Head of Private Placement Group	Registered common shares	2,260
Song, Jae Seung	Head of Corp Development Group	Registered common shares	2,650
Han, Myung Jin	Head of Subscription Service CO	Registered common shares	1,450
Ryu, Byung Hoon	Head of Business Strategy Group	Registered common shares	1,250
Total:		Registered common shares	33,280

C.	Conditions of Stock Options to be Granted

•	Method of grant: allotment of treasury shares, cash settlement

•	Type and number of shares issuable: 33,280 registered common shares

•	Grant date: March 25, 2021

•	Exercise period: March 26, 2023—March 25, 2026

•	Exercise price: arithmetic mean of the volume weighted average closing prices of the two-month, one-month and one-week periods prior to the grant date

•	Other conditions

o	The stock options granted as described above will be cancelled if the recipient does not remain employed by the Company for at least two years from the grant date.

o	If the exercise price of the stock options is lower than the market price of common shares at the time of exercise, cash settlement of the difference is possible.

o

The exercise price and the number of stock options may be adjusted pursuant to the relevant stock option grant agreement or by resolution of the Board in the event of a change in the stock value due to the reasons of any capital increase, stock dividend, capital transfer of reserves, stock split, merger or spin-off after the grant date.

o	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

D.	Summary of Remaining Stock Options and Grant, Exercise and Expiration of Stock Options

•	Summary of remaining stock options as of the date of this report

Total number of shares issued	Shares authorized for grant	Type of shares authorized for grant	Number of shares authorized for grant	Remaining number of shares authorized for grant
80,745,711	15% of the total number of shares issued	Common shares	12,111,856	11,910,440

•	Grant, exercise and expiration of stock options granted in the last three fiscal years

Year	Grant date	Number of recipients		Type of shares	Number of shares issuable	Number of shares issued upon exercise	Number of expired stock options	Remaining number of shares issuable
2018	February 20	3		Common shares	5,707	—	4,349	1,358
2019	February 22	4		Common shares	5,477	—	1,300	4,177
2019	March 26	1		Common shares	1,734	—	—	1,734
2020	March 26	10		Common shares	127,643	—	—	127,643
	Total	18	*	Common shares	140,561	—	5,649	134,912

*	Recipients who were granted stock options multiple times were counted each time of grant. Includes recipients of stock options that have expired.

4.	Appointment of an Executive Director (Ryu, Young Sang)

A.	Candidate’s Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for independent non- executive director	Relationship with largest shareholder	Recommended by
Ryu, Young Sang	May 15, 1970	—	Executive director of affiliate (SK Telecom)	Board
Total: 1 candidate

B.	Candidate’s Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Contents

Ryu, Young Sang	Executive Director and President of Mobile Network Operations Division	2019 - Present	Executive Director and President of Mobile Network Operations Division	None
		2017 - 2018	Head of Corporate Center, SK Telecom
		2015 - 2016	Head of Corporate Development Office, SK C&C Co., Ltd.
		2014	Head of Business Development Office, SK Telecom

C.	Candidate’s Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification
Ryu, Young Sang	None	None	None

D.	Reasons for Recommendation of Candidate by the Board

•	Ryu, Young Sang

•

Mr. Ryu has played a leading role in discovering new businesses and developing new growth engines for the Company as the former Head of the Company’s Project Management Office and Business Development Office. He has exceptional capability in developing and executing business strategies.

•

In particular, as the current President of the Company’s MNO Division, he is able to provide professional insight into the management issues of the Company. The Board believes Mr. Ryu to be an ideal candidate who will contribute to establishing a stable foundation for profit generation and maximizing shareholder interest through sustainable growth and enhancement of corporate value, and it recommends him as a candidate for executive director.

5.	Appointment of an Independent Non-executive Director to Serve as an Audit Committee Member (Yoon, Young Min)

A.	Candidate’s Name, Date of Birth, Independence, Recommender and Relationship with the Company’s Largest Shareholder

Name of Candidate	Date of Birth	Candidate for independent non- executive director	Relationship with largest shareholder	Recommended by
Yoon, Young Min	December 19, 1963	Yes	Independent non-executive director of affiliate (SK Telecom)	Independent Director Nomination Committee
Total: 1 candidate

B.	Candidate’s Main Profession, Business Experience and Transactions with the Company in the Past Three Years

Name of Candidate	Main Profession	Business Experience		Transactions with the Company in the Past Three Years
		Period	Contents
Yoon, Young Min	Professor, School of Media and Communication, Korea University	2006 - Present	Professor, School of Media and Communication, Korea University	None
		2017 - 2018	Dean of School of Media and Communication and Graduate School of Journalism & Mass Communication, Korea University
		2015 - 2016	Vice-Chairwoman, Korean Academic Society for Public Relations; Advisor, Ministry of Land, Infrastructure and Transport
		2013 - 2014	Advisor, Korea Media Rating Board

C.	Candidate’s Taxes in Arrears, Management of Insolvent Companies and Statutory Reasons for Disqualification

Name of Candidate	Taxes in Arrears	Management of Insolvent Companies	Statutory Reasons for Disqualification
Yoon, Young Min	None	None	None

D.	Expected Contributions of Candidate for Independent Non-executive Director

•	Yoon, Young Min

•

Ms. Yoon previously served as Dean of School of Media and Communication and Graduate School of Journalism & Mass Communication, Korea University, and currently serves as Professor at the School of Media and Communication, Korea University. She will enhance the diversity of the Board and effectively serve as an Independent Director based on her expert knowledge in areas of communications and media, including Korean mass media and advertising, and extensive experience in advising governmental organizations on media policy issues.

•

Ms. Yoon has served as an independent director of the Company for the past three years and accumulated knowledge and experience in the information and communication technology businesses. She will use such knowledge and experience to represent the shareholders’ and societal interests, contribute to the resolution of major management issues and provide advice to the Company’s management for its long-term growth and enhancement of corporate value.

•

Ms. Yoon will perform the duties of an independent non-executive director based on professionalism and independence, and shall be disqualified from her position if she fails to meet the qualification requirements pursuant to Articles 382-3, Article 542-8 of the Korean Commercial Code (the “KCC”) and Article 34 of the Enforcement Decree of the KCC.

E.	Reasons for Recommendation of Candidate by the Board

•	Yoon, Young Min (as Candidate for Independent Director)

•

As an expert in areas of communications and media, including Korean mass media and advertising, Ms. Yoon has extensive experience and capabilities in advising governmental organizations on media policy issues.

•

As an outside expert with professional knowledge and insight in the rapidly-changing domestic and overseas media industries, Ms. Yoon is recommended as a candidate for an independent director based on her expected contribution to the growth of the Company’s next-generation media business.

•

Furthermore, during her term as an independent director of the Company in the past three years, she has actively voiced her views and provided expert advice at Board meetings and contributed to the functioning and development of the Board, and she is expected to continue to contribute greatly to the development of the Board after her reelection based on her expertise and professionalism.

•	Yoon, Young Min (as Candidate for Audit Committee Member)

•

Ms. Yoon is an expert in the area of media, which is one of the pillars of next-generation growth for the Company, and possesses objectivity based on her wide experience in advising governmental organizations.

•

The Board recommends Mr. Yoon as a candidate for a member of the audit committee as it believes that Ms. Yoon will contribute to the protection of shareholder rights by enhancing the Company’s management transparency and strengthening the independence and expertise of the audit committee.

•

In addition, the Board believes that Ms. Yoon will perform the activities of the audit committee based on her deep understanding of, and experience in, the Company’s management issues as an independent director and audit committee member of the Company for the past three years.

6.	Approval of the Ceiling Amount of Remuneration for Directors

A.	Number of Directors and Total Amount or Maximum Authorized Amount of Remuneration for Directors

	Fiscal year 2021	Fiscal year 2020
Number of directors	8	8
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 10,029,407,125
Total amount or maximum authorized amount of remuneration for directors	Won 12,000,000,000	Won 12,000,000,000

Appendix 1. Consolidated Financial Statements

SK TELECOM CO., LTD. (the “Parent Company”) AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019, AND

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2020, 2019 and January 1, 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019	January 1, 2019
Assets
Current Assets:
Cash and cash equivalents	36,37	~~W~~	1,369,653	1,270,824	1,506,699
Short-term financial instruments	6,36,37,39		1,426,952	830,647	1,045,676
Short-term investment securities	11,36,37		150,392	166,666	195,080
Accounts receivable – trade, net	7,36,37,38		2,188,893	2,230,979	2,008,640
Short-term loans, net	7,36,37,38		97,464	66,123	59,094
Accounts receivable – other, net	3,7,36,37,38,39		982,296	907,320	950,978
Contract assets	9,37		100,606	127,499	90,072
Prepaid expenses	3,8		2,128,349	2,018,690	1,687,271
Prepaid income taxes	33		1,984	63,748	1,216
Derivative financial assets	22,36,37,40		8,704	26,253	13
Inventories, net	10		171,443	162,882	288,053
Advance payments and other	3,7,36,37		148,350	216,876	52,131

			8,775,086	8,088,507	7,884,423

Non-Current Assets:
Long-term financial instruments	6,36,37		893	990	1,221
Long-term investment securities	11,36,37		1,648,837	857,215	664,726
Investments in associates and joint ventures	13		14,354,113	13,385,264	12,811,771
Property and equipment, net	3,14,38,39		13,377,077	12,933,460	11,587,498
Goodwill	12,16		3,357,524	2,949,530	2,938,563
Intangible assets, net	17		4,436,194	4,866,092	5,511,235
Long-term contract assets	9,37		47,675	64,359	43,821
Long-term loans, net	7,36,37,38		40,233	33,760	29,034
Long-term accounts receivable - other	3,7,36,37,38,39		332,803	351,663	288,211
Long-term prepaid expenses	3,8		1,063,711	1,239,865	887,359
Guarantee deposits	7,36,37,38		172,474	164,652	311,342
Long-term derivative financial assets	22,36,37,40		155,991	124,707	55,444
Deferred tax assets	33		105,088	109,057	92,465
Defined benefit assets	21		3,557	1,125	31,926
Other non-current assets	7,36,37		35,701	32,122	26,527

			39,131,871	37,113,861	35,281,143

		~~W~~	47,906,957	45,202,368	43,165,566

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2020, 2019 and January 1, 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019	January 1, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – trade	36,37,38	~~W~~	372,909	438,297	381,302
Accounts payable – other	36,37,38		2,484,466	2,521,474	1,913,813
Withholdings	3,36,37,38		1,410,239	1,350,244	1,353,663
Contract liabilities	9		229,892	191,225	140,711
Accrued expenses	3,36,37		1,554,889	1,424,833	1,297,829
Income tax payable	33		219,766	5,450	182,343
Short-term derivative financial liabilities	22,36,37,40		77	—	—
Provisions	3,20,39		69,363	86,320	80,535
Short-term borrowings	18,36,37,40		109,998	20,603	80,000
Current installments of long-term debt, net	18,36,37,40		939,237	1,017,327	984,272
Current installments of long-term payables – other	19,36,37,40		424,600	423,839	424,243
Lease liabilities	3,36,37,38,40		359,936	371,742	276,240
Other current liabilities	36,37		2,595	319	—

			8,177,967	7,851,673	7,114,951

Non-Current Liabilities:
Debentures, excluding current installments, net	18,36,37,40		7,690,169	7,253,894	6,572,211
Long-term borrowings, excluding current installments, net	18,36,37,39,40		1,979,261	1,972,149	2,015,365
Long-term payables - other	19,36,37,40		1,142,354	1,550,167	1,968,784
Long-term accrued expenses	36,37		6,379	8,995	—
Long-term lease liabilities	3,36,37,38,40		1,076,841	919,265	542,606
Long-term contract liabilities	9		30,704	32,231	43,102
Defined benefit liabilities	21		154,944	172,258	141,529
Long-term derivative financial liabilities	22,36,37,40		375,083	1,043	4,184
Long-term provisions	3,20,39		81,514	78,841	126,992
Deferred tax liabilities	3,33		2,709,075	2,463,861	2,258,552
Other non-current liabilities	3,36,37,38		86,423	81,057	58,122

			15,332,747	14,533,761	13,731,447

Total Liabilities			23,510,714	22,385,434	20,846,398

Shareholders’ Equity:
Share capital	1,23		44,639	44,639	44,639
Capital surplus and others	12,23,24,25,26		677,203	1,006,481	655,084
Retained earnings	3,27		22,981,913	22,228,683	22,114,962
Reserves	28		40,139	(329,576)	(373,442)
Equity attributable to owners of the Parent Company			23,743,894	22,950,227	22,441,243
Non-controlling interests			652,349	(133,293)	(122,075)

Total Shareholders’ Equity			24,396,243	22,816,934	22,319,168

		~~W~~	47,906,957	45,202,368	43,165,566

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Operating revenue:	3,5,38
Revenue		~~W~~	18,624,651	17,740,716

Operating expenses:	3,38
Labor			3,006,172	2,822,673
Commissions	8		5,347,086	5,002,066
Depreciation and amortization	5		3,991,083	3,856,662
Network interconnection			770,712	752,334
Leased lines			294,722	263,367
Advertising			431,679	434,561
Rent			173,294	154,843
Cost of goods sold			1,608,470	1,833,362
Others	30		1,652,109	1,512,671

			17,275,327	16,632,539

Operating profit	5		1,349,324	1,108,177
Finance income	3,5,32		241,196	142,155
Finance costs	3,5,32		(497,193)	(437,955)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,13		1,028,403	449,543
Other non-operating income	3,5,31		99,051	102,731
Other non-operating expenses	3,5,31		(343,741)	(203,650)

Profit before income tax	5		1,877,040	1,161,001
Income tax expense	3,33		376,502	300,268

Profit for the year			1,500,538	860,733

Attributable to:
Owners of the Parent Company		~~W~~	1,504,352	888,698
Non-controlling interests			(3,814)	(27,965)
Earnings per share	3,34
Basic earnings per share (in won)		~~W~~	20,463	12,127
Diluted earnings per share (in won)			20,459	12,127

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Profit for the period		~~W~~	1,500,537	860,733
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	21		(2,637)	(72,605)
Net change in other comprehensive loss of investments in associates and joint ventures	13,28		271	(19,269)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	28,32		579,678	(17,943)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in other comprehensive income (loss) of investments in associates and joint ventures	13,28		(114,478)	75,763
Net change in unrealized fair value of derivatives	22,28,32		19,138	40,681
Foreign currency translation differences for foreign operations	28		(20,150)	(5,618)

Other comprehensive income for the period, net of taxes			461,822	1,009

Total comprehensive income		~~W~~	1,962,360	861,742

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	1,869,075	891,051
Non-controlling interests			93,285	(29,309)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In millions of won)
		Controlling interests						Non-controlling interests	Total equity
	Note	Share capital		Capital surplus and others	Retained earnings	Reserves	Sub-total
Balance, January 1, 2019(As reported)		~~W~~	44,639	655,084	22,120,355	(373,442)	22,446,636	(122,075)	22,324,561
Changes in accounting policies	3		—	—	(5,393)	—	(5,393)	—	(5,393)

Balance, January 1, 2019(Restated)			44,639	655,084	22,114,962	(373,442)	22,441,243	(122,075)	22,319,168
Total comprehensive income (loss):
Profit (loss) for the period			—	—	888,698	—	888,698	(27,965)	860,733
Other comprehensive income	13,21,22,28,32		—	—	(41,513)	43,866	2,353	(1,344)	1,009

			—	—	847,185	43,866	891,051	(29,309)	861,742

Transactions with owners:
Annual dividends	35		—	—	(646,828)	—	(646,828)	(21,150)	(667,978)
Interim dividends	35		—	—	(71,870)	—	(71,870)	(8,650)	(80,520)
Share option	26		—	295	—	—	295	764	1,059
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Treasury shares sold	24		—	300,000	—	—	300,000	—	300,000
Changes in ownership in subsidiaries	12		—	51,102	—	—	51,102	47,127	98,229

			—	351,397	(733,464)	—	(382,067)	18,091	(363,976)

Balance, December 31, 2019		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934

Balance, January 1, 2020		~~W~~	44,639	1,006,481	22,228,683	(329,576)	22,950,227	(133,293)	22,816,934
Total comprehensive income:
Profit for the period			—	—	1,504,352	—	1,504,352	(3,814)	1,500,538
Other comprehensive income (loss)	13,21,22,28,32		—	—	(4,992)	369,715	364,723	97,099	461,822

			—	—	1,499,360	369,715	1,869,075	93,285	1,962,360

Transactions with owners:
Annual dividends	35		—	—	(658,228)	—	(658,228)	(5,771)	(663,999)
Interim dividends	35		—	—	(73,136)	—	(73,136)	—	(73,136)
Share option	26		—	179	—	—	179	1,256	1,435
Interest on hybrid bonds	25		—	—	(14,766)	—	(14,766)	—	(14,766)
Acquisition of treasury shares	24		—	(426,664)	—	—	(426,664)	—	(426,664)
Changes in ownership in subsidiaries	12		—	97,207	—	—	97,207	696,872	794,079

			—	(329,278)	(746,130)	—	(1,075,408)	692,357	(383,051)

Balance, December 31, 2020		~~W~~	44,639	677,203	22,981,913	40,139	23,743,894	652,349	24,396,243

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	1,500,538	860,733
Adjustments for income and expenses	40		4,256,654	4,435,039
Changes in assets and liabilities related to operating activities	40		302,458	(856,130)

			6,059,650	4,439,642
Interest received			41,832	56,392
Dividends received			166,019	241,117
Interest paid			(397,351)	(360,439)
Income tax paid			(48,274)	(341,728)

Net cash provided by operating activities			5,821,876	4,034,984

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	253,971
Decrease in short-term investment securities, net			17,684	29,503
Collection of short-term loans			77,114	113,345
Decrease in long-term financial instruments			99	231
Proceeds from disposals of long-term investment securities			46,065	234,683
Proceeds from disposals of investments in associates and joint ventures			2,715	220
Proceeds from disposals of property and equipment			102,526	18,478
Proceeds from disposals of intangible assets			39,654	7,327
Collection of long-term loans			4,608	4,435
Decrease in deposits			16,244	9,180
Proceeds from settlement of derivatives			845	601
Collection of lease receivables			—	27,712
Proceeds from disposals of subsidiaries			165	4,802
Cash inflow from business combinations, net			115,834	5,016
Cash inflow from transfers of business, net			5,395	45,658

			428,948	755,162
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(596,025)	—
Increase in short-term loans			(103,604)	(116,320)
Increase in long-term loans			(11,044)	(11,541)
Increase in long-term financial instruments			(2)	—
Acquisitions of long-term investment securities			(95,474)	(383,976)
Acquisitions of investments in associates and joint ventures			(170,292)	(264,015)
Acquisitions of property and equipment			(3,557,800)	(3,375,883)
Acquisitions of intangible assets			(129,976)	(141,010)
Increase in deposits			(12,175)	(6,164)
Cash outflow for business combinations, net			(2,958)	(36,910)
Cash outflow for liquidation of subsidiaries			—	(927)

			(4,679,350)	(4,336,746)

Net cash used in investing activities		~~W~~	(4,250,402)	(3,581,584)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	76,375	—
Proceeds from issuance of debentures			1,420,962	1,633,444
Proceeds from long-term borrowings			1,947,848	—
Cash inflows from settlement of derivatives			36,691	12,426
Proceeds from disposal of treasury shares			—	300,000
Transactions with non-controlling shareholders			17,766	101,398

			3,499,642	2,047,268
Cash outflows for financing activities:
Repayments of short-term borrowings, net			—	(59,860)
Repayments of long-term payables – other			(428,100)	(428,153)
Repayments of debentures			(975,500)	(940,000)
Repayments of long-term borrowings			(1,950,874)	(89,882)
Payments of dividends			(742,136)	(718,698)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(412,666)	(443,238)
Acquisition of treasury shares			(426,664)	—
Transactions with non-controlling shareholders			(6,515)	(39,345)

			(4,957,221)	(2,733,942)

Net cash used in financing activities			(1,457,579)	(686,674)

Net increase (decrease) in cash and cash equivalents			113,895	(233,274)
Cash and cash equivalents at beginning of the period			1,270,824	1,506,699
Effects of exchange rate changes on cash and cash equivalents			(15,066)	(2,601)

Cash and cash equivalents at end of the period		~~W~~	1,369,653	1,270,824

See accompanying notes to the consolidated financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2020, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,853,906	10.97
Institutional investors and other shareholders	39,582,507	49.02
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	9,418,558	11.66

	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2020 and December 31, 2019 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Dec. 31, 2020	Dec. 31, 2019
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.	Korea	Telecommunication and Mobile Virtual Network Operator service	100.0	100.0
	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.(*2)	Korea	Telecommunication services	74.3	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICE ACE Co., Ltd.	Korea	Call center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Call center management service	100.0	100.0
	SK O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Telecom China Holdings Co., Ltd.	China	Investment (Holdings company)	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	One Store Co., Ltd.(*3)	Korea	Telecommunication services	52.1	52.7
	SK Planet Co., Ltd.	Korea	Telecommunication services, system software development and supply services	98.7	98.7
	Eleven Street Co., Ltd.(*4)	Korea	E-commerce	80.3	80.3
	DREAMUS COMPANY	Korea	Manufacturing digital audio players and other portable media devices	51.4	51.4
	SK Infosec Co., Ltd.(*5)	Korea	Information security service	62.6	100.0
	Life & Security Holdings Co., Ltd.(*5,8)	Korea	Investment (Holdings company)	—	55.0
	Quantum Innovation Fund I	Korea	Investment	59.9	59.9
	SK Telecom Japan Inc.	Japan	Information gathering and consulting	100.0	100.0
	id Quantique SA(*6)	Switzerland	Quantum information and communications service	68.1	66.8
	SK Telecom TMT Investment Corp.	USA	Investment	100.0	100.0
	FSK L&S Co., Ltd.	Korea	Freight and logistics consulting business	60.0	60.0
	Incross Co., Ltd.	Korea	Media representative business	34.6	34.6
	Happy Hanool Co., Ltd.	Korea	Service	100.0	100.0
	SK stoa Co., Ltd.(*7)	Korea	Other telecommunication retail business	100.0	—
	Broadband Nowon Co., Ltd.(*8)	Korea	Cable broadcasting services	55.0	—
	TMAP MOBILITY Co., Ltd.(*8)	Korea	Mobility business	100.0	—

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2020 and December 31, 2019 is as follows, Continued:

				Ownership (%)(*1)
	Subsidiary	Location	Primary business	Dec. 31, 2020	Dec. 31, 2019
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	Korea	Database and Internet website service	100.0	100.0
	SK Planet Global Holdings Pte. Ltd.	Singapore	Investment (Holdings company)	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiaries	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing of e-book devices	100.0	100.0
	LIFE DESIGN COMPANY Inc.	Japan	Sales of goods in Japan	100.0	100.0
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi) Co., Ltd.	China	System software development and supply services	100.0	100.0
	ADT CAPS Co., Ltd.	Korea	Unmanned security	100.0	100.0
	CAPSTEC Co., Ltd.	Korea	Manned security	100.0	100.0
	ADT SECURITY Co., Ltd.(*8)	Korea	Sales and trade of anti-theft devices and surveillance devices	—	100.0
Subsidiary owned by SK Telink Co., Ltd.	SK TELINK VIETNAM Co., Ltd.(*8)	Vietnam	Communications device retail business	—	100.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facility	100.0	100.0
	SK stoa Co., Ltd.(*7)	Korea	Other telecommunication retail business	—	100.0
Subsidiary owned by Quantum Innovation Fund I	Pan Asia Semiconductor Materials LLC (*8, 9)	Korea	Investment	66.4	—
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.8	79.8
Subsidiary owned by id Quantique SA	Id Quantique LLC	Korea	Quantum information and communications service	100.0	100.0
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	China	Logistics business	66.0	66.0
	FSK L&S(Hungary) Co., Ltd.	Hungary	Logistics business	100.0	100.0
	FSK L&S VIETNAM COMPANY LIMITED(*8)	Vietnam	Logistics business	100.0	—
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	Korea	Service operation	100.0	100.0
	Mindknock Co., Ltd.	Korea	Software development	100.0	100.0
Others(*10)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2020 and 2019 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Parent Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger. The Parent Company has entered into an equity agreement with the shareholders of the merged company and recognized ~~W~~320,984 million of derivative liabilities for drag-along right of the shareholders of the merged company and share option held by the Parent Company during the year ended December 31, 2020. (Note 22)

(*3)	The ownership interest has changed as third-party share option of One Store Co., Ltd. was exercised during the year ended December 31, 2020.

(*4)

80.3% of the shares issued by Eleven Street Co., Ltd. are owned by the Parent Company and 18.2% of redeemable convertible preferred shares with voting rights are owned by non-controlling shareholder. For the year ended December 31, 2019, Eleven Street Co., Ltd. acquired 1.5% of its outstanding shares from SK Planet Co., Ltd., which is currently held as treasury shares as of December 31, 2020. The Parent Company is obliged to guarantee dividend of at least 1% per annum of the preferred share’s issue price to the investor by the date on which Eleven Street Co., Ltd. is publicly listed or at the end of qualifying listing period, whichever occurs first. The present value of obligatory dividends amounting to ~~W~~14,297 million are recognized as financial liabilities as of December 31, 2020.

(*5)

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd., a subsidiary of the Parent Company, to improve management efficiency on December 30, 2020 with the Group acquiring 34,200,560 shares of SK Infosec Co., Ltd. based on the merger set on December 30, 2020. As a result of merger, the Group’s ownership interest of SK Infosec Co,, Ltd. has changed from 100% to 62.6%.

(*6)	The Parent Company participated in a third-party allotment offering and acquired 4,166,667 shares on July 23, 2020.

(*7)

The Parent Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd., a subsidiary of the Parent Company, at ~~W~~40,029 million in cash during the year ended December 31, 2020.

(*8)	Details of changes in the consolidation scope for year ended December 31, 2020 are presented in note 1-(4).

(*9)	Pan Asia Semiconductor Materials LLC increased its capital by a third-party allotment, which has changed the Group’s ownership interest for the year ended December 31, 2020.

(*10)	Others are owned together by Atlas Investment and another subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2020 is as follows:

(In millions of won)
	As of December 31, 2020				2020
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	176,872	60,702	116,170	351,334	17,947
Eleven Street Co., Ltd.		999,225	542,534	456,691	545,556	(29,623)
SK m&service Co., Ltd.		129,738	74,962	54,776	214,949	2,759
SK Broadband Co., Ltd.		5,765,808	3,119,489	2,646,319	3,713,021	150,694
K-net Culture and Contents Venture Fund		377,683	65,896	311,787	—	(44,737)
PS&Marketing Corporation		470,521	257,809	212,712	1,427,218	(847)
SERVICE ACE Co., Ltd.		96,258	71,890	24,368	206,612	2,905
SERVICE TOP Co., Ltd.		67,885	49,972	17,913	193,867	2,592
SK O&S Co., Ltd.		88,633	54,021	34,651	278,948	778
SK Planet Co., Ltd.		536,981	214,846	322,135	276,462	1,305
DREAMUS COMPANY(*1)		172,304	75,971	96,333	226,329	(22,176)
SK Infosec Co., Ltd.(*2)		2,927,396	2,550,936	376,460	1,332,363	14,227
One Store Co., Ltd.		243,442	99,943	143,499	155,218	1,952
Home & Service Co., Ltd.		124,197	88,740	35,457	397,754	(20)
SK stoa Co., Ltd.		107,982	79,339	28,643	268,693	17,154
FSK L&S Co., Ltd.(*3)		65,932	35,007	30,925	205,623	3,022
Incross Co., Ltd.(*4)		179,308	104,778	74,530	39,440	12,307

(*1)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*2)

The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SK Infosec Information Technology (Wuxi) Co., Ltd. and two other subsidiaries of SK Infosec Co., Ltd. and including profit and loss which Life Security & Holdings Co., Ltd. recognized before the merger.

(*3)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and two other subsidiaries of FSK L&S Co., Ltd.
(*4)	The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary of Incross Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2019 is as follows:

(In millions of won)
	As of December 31, 2019				2019
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.(*1)	~~W~~	265,725	77,378	188,347	363,627	3,010
Eleven Street Co., Ltd.		923,424	446,432	476,992	530,489	(5,077)
SK m&service Co., Ltd.		109,699	58,605	51,094	218,848	2,448
SK Broadband Co., Ltd.		4,565,732	2,930,482	1,636,250	3,229,478	47,701
K-net Culture and Contents Venture Fund		151,493	21,163	130,330	—	(294)
PS&Marketing Corporation		439,947	225,942	214,005	1,684,576	96
SERVICEACE Co., Ltd.		80,844	55,133	25,711	206,080	3,906
SERVICE TOP Co., Ltd.		66,932	50,060	16,872	193,377	2,230
SK O&S Co., Ltd.		96,446	62,086	34,360	281,634	1,724
SK Planet Co., Ltd.		595,838	278,438	317,400	275,544	1,214
DREAMUS COMPANY(*2)		171,586	53,669	117,917	196,961	(48,006)
Life & Security Holdings Co., Ltd.(*3)		2,639,781	2,330,920	308,861	913,301	12,703
SK Infosec Co., Ltd. (*4)		158,424	61,644	96,780	270,423	18,520
One Store Co., Ltd.		236,329	93,625	142,704	135,116	(5,415)
Home & Service Co., Ltd.		122,919	86,096	36,823	351,154	(427)
SK stoa Co., Ltd.		70,754	59,207	11,547	196,063	875
FSK L&S Co., Ltd.(*5)		47,550	19,651	27,899	130,872	306
Incross Co., Ltd.(*6)		144,263	78,519	65,744	19,787	5,756

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and three other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	The condensed financial information of SK Infosec Co., Ltd. is consolidated financial information including SK Infosec Information Technology (Wuxi) Co., Ltd.
(*5)	The condensed financial information of FSK L&S Co., Ltd. is consolidated financial information including FSK L&S (Shanghai) Co., Ltd. and another subsidiary of FSK L&S Co., Ltd.
(*6)

The condensed financial information of Incross Co., Ltd. is consolidated financial information including Infra Communications Co., Ltd. and another subsidiary from the effective date of acquisition to December 31, 2019.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of January 1, 2019 is as follows:

(In millions of won)
	As of January 1, 2019
Subsidiary	Total assets		Total liabilities	Total equity
SK Telink Co., Ltd.(*1)	~~W~~	493,972	107,565	386,407
Eleven Street Co., Ltd.		1,045,946	495,907	550,039
SK m&service Co., Ltd.		97,924	48,182	49,742
SK Broadband Co., Ltd.		4,657,113	3,072,891	1,584,222
K-net Culture and Contents Venture Fund		147,691	20,873	126,818
PS&Marketing Corporation		432,699	216,624	216,075
SERVICEACE Co., Ltd.		76,770	45,229	31,541
SERVICE TOP Co., Ltd.		74,452	49,400	25,052
SK O&S Co., Ltd.		81,773	42,257	39,516
SK Planet Co., Ltd.		753,630	436,501	317,129
DREAMUS COMPANY(*2)		204,479	44,620	159,859
Life & Security Holdings Co., Ltd.(*3)		2,611,838	2,261,456	350,382
SK Infosec Co., Ltd. (*4)		183,896	54,301	129,595
One Store Co., Ltd.		116,716	65,890	50,826
Home & Service Co., Ltd.		112,937	71,119	41,818
SK stoa Co., Ltd.		41,305	37,560	3,745

(*1)	The condensed financial information of SK Telink Co., Ltd. is consolidated financial information including SK TELINK VIETNAM Co., Ltd.
(*2)	The condensed financial information of DREAMUS COMPANY is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of DREAMUS COMPANY.
(*3)

The condensed financial information of Life & Security Holdings Co., Ltd. is consolidated financial information including ADT CAPS Co., Ltd. and two other subsidiaries of Life & Security Holdings Co., Ltd.

(*4)	SK Infosec Co., Ltd. was acquired by the Parent Company and newly included in consolidation as of December 27, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2020 is as follows:

Subsidiary	Reason
Broadband Nowon Co., Ltd.	Acquired by the Parent Company
FSK L&S VIETNAM COMPANY LIMITED	Established by FSK L&S Co., Ltd.
Pan Asia Semiconductor Materials LLC	Established by Quantum Innovation Fund I
TMAP MOBILITY Co., Ltd.	Spin-off from the Parent Company

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2020 is as follows:

Subsidiary	Reason
ADT SECURITY Co., Ltd.	Merged into ADT CAPS Co., Ltd.
SK TELINK VIETNAM Co., Ltd.	Disposed
Life & Security Holdings Co., Ltd.	Merged into SK Infosec., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(5) The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	SK Infosec Co., Ltd.(*)	Incross Co., Ltd.	SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.4	18.2	37.4	55.2	24.9

	As of December 31, 2020
Current assets	~~W~~	146,138	215,672	896,828	306,520	165,668	1,180,149
Non-current assets		26,166	27,770	102,397	2,620,876	13,640	4,585,659
Current liabilities		(72,091)	(96,139)	(508,427)	(417,194)	(101,065)	(1,279,132)
Non-current liabilities		(3,880)	(3,804)	(34,107)	(2,133,742)	(3,713)	(1,840,357)
Net assets		96,333	143,499	456,691	376,460	74,530	2,646,319
Fair value adjustment and others		—	—	(14,297)	(1,227,442)	—	—
Net assets on the consolidated financial statements		96,333	143,499	442,394	(850,982)	74,530	2,646,319
Carrying amount of non-controlling interests		47,452	68,573	81,754	(318,267)	46,010	665,020

	2020
Revenue	~~W~~	226,329	155,218	545,556	1,332,363	39,440	3,713,021
Profit (loss) for the period		(22,176)	1,952	(29,623)	14,227	12,307	150,694
Depreciation of the fair value adjustment and others		—	—	(492)	(19,229)	—	—
Profit (loss) for the period on the consolidated financial statements		(22,176)	1,952	(30,115)	(5,002)	12,307	150,694
Total comprehensive income (loss)		(21,848)	2,278	(23,037)	(3,758)	12,091	151,417
Profit (loss) attributable to non-controlling interests		(4,218)	1,118	(5,565)	(12,432)	7,568	27,240
Net cash provided by operating activities	~~W~~	15,223	38,006	65,499	248,524	24,629	1,035,474
Net cash provided by (used in) investing activities		(2,471)	(62,816)	(71,644)	(229,130)	(2,284)	(844,454)
Net cash provided by (used in) financing activities		(2,329)	(2,499)	(18,059)	11,134	(4,278)	(93,259)
Effects of exchange rate changes on cash and cash equivalents		(2,053)	—	(385)	(554)	—	—
Net increase (decrease) in cash and cash equivalents		8,370	(27,309)	(24,589)	29,974	18,067	97,761
Dividends paid to non-controlling interests	~~W~~	—	—	5,000	20,028	—	—

(*)	The condensed financial information of SK Infosec Co., Ltd. includes profit and loss, cash flows which Life Security & Holdings Co., Ltd. recognized before the merger.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	DREAMUS COMPANY		One Store Co., Ltd.	Eleven Street Co., Ltd.	Life & Security Holdings Co., Ltd.	Incross Co., Ltd.
Ownership of non-controlling interests (%)		48.6	47.3	18.2	45.0	65.4

	As of December 31, 2019
Current assets	~~W~~	136,269	208,527	779,568	126,437	133,741
Non-current assets		35,317	27,802	143,856	2,513,344	10,522
Current liabilities		(49,776)	(88,842)	(420,022)	(279,403)	(77,530)
Non-current liabilities		(3,893)	(4,783)	(26,410)	(2,051,517)	(989)
Net assets		117,917	142,704	476,992	308,861	65,744
Fair value adjustment and others		—	—	(18,805)	(1,219,701)	—
Net assets on the consolidated financial statements		117,917	142,704	458,187	(910,840)	65,744
Carrying amount of non-controlling interests		57,175	67,742	84,673	(409,878)	41,074

	For the year ended December 31, 2019
Revenue	~~W~~	196,961	135,116	530,489	913,301	19,787
Profit (loss) for the year		(48,006)	(5,415)	(5,077)	12,703	5,756
Depreciation of the fair value adjustment and others		—	—	(614)	(14,913)	—
Profit (loss) for the year on the consolidated financial statements		(48,006)	(5,415)	(5,691)	(2,210)	5,756
Total comprehensive income (loss)		(47,971)	(5,856)	(13,590)	(5,413)	5,396
Profit (loss) attributable to non-controlling interests		(23,281)	(2,256)	(1,064)	(978)	3,630
Net cash provided by (used in) operating activities	~~W~~	(1,387)	14,426	7,980	238,378	(9,331)
Net cash provided by (used in) investing activities		(2,596)	(87,275)	102,366	(194,472)	5,053
Net cash provided by (used in) financing activities		(2,965)	96,189	(72,686)	(51,129)	(4,644)
Effects of exchange rate changes on cash and cash equivalents		197	2	35	—	—
Net increase (decrease) in cash and cash equivalents		(6,751)	23,342	37,695	(7,223)	(8,922)
Dividends paid to non-controlling interests	~~W~~	—	—	17,500	28,786	—

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements for the year ended as of December 31, 2020 comprise the Group and the Group’s investments in associates and joint ventures.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2021, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2021.

(1)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

(2)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(3)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in notes for the following areas: consolidation (whether the Group has de facto control over an investee) and classification of lease.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 7 and 37), estimated useful lives of costs to obtain a contract (notes 8), property and equipment and intangible assets (notes 4 (7), (9), 14 and 17), impairment of goodwill (notes 4 (11) and 16), recognition of provision (notes 4 (17) and 20), measurement of defined benefit liabilities (notes 4 (16) and 21), and recognition of deferred tax assets (liabilities) (notes 4 (24) and 33).

3) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair values is reviewed and is directly reported to the finance executives.

The Group regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Group assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 37.

3.	Changes in accounting policies

The Group has initially adopted the amendments to the ’Definition of a Business’(K-IFRS No. 1103, Business Combination) and ‘Interest Rate Benchmark Reform’(K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument- Recognition and Measurement, K-IFRS No. 1107, Financial Instruments- Disclosures and K-IFRS No. 1116, Leases) from January 1, 2020. A number of other amended standards are effective from January 1, 2020, but they do not have a material effect on the Group’s consolidated financial statements.

The Group has adopted this amendments to determine the acquisition of aggregate assets for business combination or business whose acquisition date is after January 1, 2020. Details of the accounting policies are summarized in Note 4 (2).

The Group applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at January 1, 2020, or were designated thereafter and that are directly affected by interest rate benchmark reform. These amendments also apply to the gain or loss accumulated policies are disclosed in Note 4 (6). See also Note 37 for related disclosures about risks and hedge accounting.

The Group has changed its accounting policy by adopting an accounting treatment based on agenda decision for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by International Financial Reporting Interpretations Committee(‘IFRIC’) on 16 December 2019.

In determining lease term, the Group considers the terms if it is reasonably certain that the lessee will exercise right to terminate the lease during the non-cancellable period of the lease within the period for which the contract is enforceable. The Group considers a penalty by terminating the lease when assessing the likelihood of exercising option to extend the lease. The Group has retrospectively applied the changes in its accounting policies in accordance with K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors and restated its comparative financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

The following table explains the impacts of the change in accounting policy on the Group’s consolidated financial statements.

(1)	Statements of financial position

(In millions of won)
	As of December 31, 2019				As of January 1, 2019
	As reported		Adjustments	Restated	As reported(*)	Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	1,250,098	5,074	1,255,172	1,243,245	(10,122)	1,233,123
Prepaid expenses and others		3,619,034	(13,507)	3,605,527	2,944,245	(39,010)	2,905,235
Property and equipment, net		12,334,280	599,180	12,933,460	11,371,690	215,808	11,587,498

Total	~~W~~	17,203,412	590,747	17,794,159	15,559,180	166,676	15,725,856

Liabilities
Accrued expenses	~~W~~	1,434,246	(418)	1,433,828	1,299,217	(1,388)	1,297,829
Provisions		143,229	21,932	165,161	187,208	20,319	207,527
Lease liabilities		712,738	578,269	1,291,007	663,826	155,020	818,846
Deferred tax liabilities		2,466,295	(2,434)	2,463,861	2,260,434	(1,882)	2,258,552

Total	~~W~~	4,756,508	597,349	5,353,857	4,410,685	172,069	4,582,754

Shareholder’s Equity
Retained earnings	~~W~~	22,535,285	(6,602)	22,228,683	22,120,355	(5,393)	22,114,962

Total	~~W~~	22,535,285	(6,602)	22,228,683	22,120,355	(5,393)	22,114,962

(*)	Instruction of K-IFRS No. 1116 has reflected.

(2)	Statements of income

	2019
	As reported		Adjustments	Restated
Operating revenue:	~~W~~	17,743,702	(2,986)	17,740,716
Operating expenses:		16,633,722	(1,183)	16,632,539
Operating profit		1,109,980	(1,803)	1,108,177
Finance income		141,977	178	142,155
Finance costs		429,758	8,197	437,955
Other non-operating income		103,140	(409)	102,731
Other non-operating expenses		212,227	(8,577)	203,650
Gain relating to investments in subsidiaries, associates and joint ventures, net		449,543	—	449,543
Profit(loss) before income tax		1,162,655	(1,654)	1,161,001
Income tax expense		300,713	(445)	300,268
Profit (loss) for the year		861,942	(1,209)	860,733
Basic earnings per share (in won)		12,144	(17)	12,127
Diluted earnings per share (in won)		12,144	(17)	12,127

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

3.	Changes in Accounting Policies, Continued

(3)	Statements changes in equity

The statements of changes in equity have been restated as the statements of financial position and statements of income.

(4)	Consolidated statements of cash flows

	2019
	As reported		Adjustments	Restated
Cash flows from operating activities	~~W~~	3,986,082	48,902	4,034,984
Cash flows from investing activities		(3,582,523)	939	(3,581,584)
Cash flows from financing activities		(636,834)	(49,840)	(686,674)

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2019, except for the changes in accounting policies described in Note 3.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has five reportable segments as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation

1) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1109.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

2) Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

3) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

4) Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

5) Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

6) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

7) Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable - trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable - trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable - trade without a significant financing component is initially measured at the transaction price.

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

3) Impairment

The Group estimates the expected credit losses (ECL) for the debt instruments that are measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Group applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

4) Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expires, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

The Group enters into transactions whereby it transfers assets recognized in its statement of financial position but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

5) Offsetting

Financial assets and financial liabilities are offset, and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

A financial asset and a financial liability are offset only when the right of set-off is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the cash flow risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Hedge is directly affected by interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged item(s) and the hedging instrument(s), the Group assumes that the benchmark interest rate is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Group assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an expose to variations in cash flows that could ultimately affect profit and loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Group assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest benchmark reform.

The Group will cease to apply the specific policy for assessing the economic relationship between the hedged item and the hedging instrument to a hedged item or hedging instrument

•

When the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item of instrument

•	When the hedging relationship is discontinued

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

For its highly probable assessment of the hedged item, the Group will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~ 10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets including brand are determined as having indefinite useful lives and not amortized.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(9)	Intangible assets, Continued

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs, or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

2) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(11)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets other than assets arising from The carrying amounts of the Company’s non-financial assets other than assets arising from contract assets recognized in accounting for contract with a customer, assets recognized from the costs to obtain or fulfil a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Group estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases

A contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

1) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease ability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease ability comprise the following:

•	Fixed payments, including in-substance fixed payments

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable under a residual value guarantee

•

The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments is an optional renewal period of the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension of termination option of if there is a revised in-substance fixed lease payment.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases, Continued

1) As a lessee, Continued

When the lease ability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease abilities in ‘loans and borrowings’ in the statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with lease as an expense on a straight-line basis over the lease term.

2) As a lessor

At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operation lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, is accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

The Group applies derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(13)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(14)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

1) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Group extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Group recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4) Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits, Continued

5) Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(16)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(17)	Transactions in foreign currencies

1) Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(17)	Transactions in foreign currencies, Continued

2) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(19)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(21)	Revenue

1) Identification of performance obligations in contracts with customers

The Group identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services and (3) providing other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Group allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

The Group allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Group uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. As an exception, the Group uses “Expected cost plus a margin approach” for insignificant transactions.

3) Incremental costs of obtaining a contract

The Group pays commissions to its direct retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Group capitalizes certain costs associated with the commissions paid to obtain new customer contracts and amortize them over the expected contract periods with customers

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4) Customer loyalty programs

The Group provides customer loyalty points to customers based on the usage of the service to which the Group allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred and is recognized as revenue when loyalty points are redeemed. The deferred revenue is included in contract liabilities.

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Group’s wireless telecommunication services may receive a partial discount for purchasing goods or services from a designated third party. The Group pays a portion of the price discounts that the customer receives to the third party which is the consideration payable to a customer.

The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunication service revenue.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Group pays income tax in accordance with the tax-consolidation system when the Parent Company and its subsidiaries are economically unified.

1) Current tax

In accordance with the tax-consolidation system, the Parent Company calculates current taxes for the Parent Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Parent Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2) Deferred tax

Deferred tax is recognized using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

2) Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized, or the liability is settled based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Group has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Group assesses the uncertainty over income tax treatments according to K-IFRS 1012. If the Group concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Group reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount - the single most likely amount in a range of possible outcomes.

•	the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(25)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not adopted the following new standards early in preparing the accompanying consolidated financial statements.

Interest Rate Benchmark Reform - Phase 2 (Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument - Recognition and Measurement, K-IFRS No. 1107, Financial Instruments- Disclosures, K-IFRS No. 1104, Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments address issued that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument- Recognition and Measurement, K-IFRS No. 1107, Financial Instruments- Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Leases relating to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease abilities and hedge accounting.

The amendment will require an entity to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(25)	Standards issued but not yet effective, Continued

As of December 31, 2020, the Group has ~~W~~326,400 million sterling LIBOR secured bank loans that will be subject to interest rate benchmark reform. The Group expects that the interest rate benchmark for these loans will be changed to SONIA in 2021 and that no significant modification gain or loss will arise as a result of applying the amendments to these changes.

The amendments provide exceptions to the hedge accounting requirement in the following areas.

•	Allows amendment of the designation of a hedging relationship to reflect changes that are required by the reform.

•

When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

•

When a group of items is designated as a hedged item and an item in the group is amended to reflect the changes that are required by the reform, the hedged items are allocated to sub-groups based on the benchmark rates being hedged.

•

If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the design at the designation date.

As of December 31, 2020, the Group has cash flow hedges of sterling LIBOR risk. The Group expects that indexation of the hedged items and hedging instruments to sterling LIBOR will be replaced with SONIA in 2021. Whenever the replacement occurs, the Group expects to apply the amendments related to hedge accounting. However, there is uncertainty about when and how replacement may occur. When the change occurs to the hedged item or the hedging instrument, the Group will remeasure the cumulative change in fair value of the interest rate swap, respectively, based on SONIA. Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition of the hedged item and that of the hedging instrument to SONIA. The Group does not expect that amount accumulated in the cash flow hedge reserve will be immediately reclassified to profit or loss because of IBOR transition.

The amendments will require the Group to disclose additional information about the entity’s exposure to risks arising from interest rate benchmark reform and related risk management activities.

The Group plans to apply the amendments from January 1, 2021. Application will not impact amounts reported for 2020 or prior periods.

The following new and amended standards are not expected to have a significant impact on the Group’s consolidated financial statements.

•	Covid-19-Related Rent Concessions (Amendments to K-IFRS No. 1116, Leases)

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

•	Proceeds before Intended Use (Amendments to K-IFRS No. 1016, Property, Plant and Equipment)

•	References to Conceptual Framework in K-IFRS Standards (Amendments to K-IFRS No. 1103, Business Combination)

•	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001, Presentation of Financial Statements)

•	K-IFRS No. 1117 Insurance Contracts and amendments to K-IFRS No. 1117 Insurance Contracts

Appendix 2. Separate Financial Statements

SK TELECOM CO., LTD. (the “Company”)

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019, AND

FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2020 and 2019, and January 1, 2019

(In millions of won)
	Note	December 31, 2020		December 31, 2019	January 1, 2019
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	329,208	497,282	877,823
Short-term financial instruments	5,34,35		516,000	234,000	99,000
Short-term investment securities	9,34,35		31,854	31,920	47,849
Accounts receivable - trade, net	6,34,35,36		1,503,552	1,479,971	1,354,260
Short-term loans, net	6,34,35,36		89,280	57,751	54,336
Accounts receivable - other, net	3,6,34,35,36,37		434,713	506,642	524,236
Contract assets	8,35		8,388	7,173	1,689
Prepaid expenses	3,7		2,052,515	1,959,122	1,607,162
Guarantee deposits	6,34,35,36		51,069	73,345	—
Inventories, net			—	70,528	—
Prepaid income taxes	31		8,704	26,253	—
Derivative financial assets	19,34,35,38		5,181	11,125	22,079
Advanced payments and others	6,34,35		16,651	43,353	15,657

			5,047,115	4,998,465	4,604,091

Non-Current Assets:
Long-term financial instruments	5,34,35		354	382	382
Long-term investment securities	9,34,35		983,688	510,633	410,672
Investments in subsidiaries, associates and joint ventures	10,39		11,357,504	10,578,158	10,188,914
Property and equipment, net	3,11,12,36		9,157,548	9,052,709	7,705,308
Goodwill	13		1,306,236	1,306,236	1,306,236
Intangible assets, net	14		2,665,083	3,461,152	4,008,590
Long-term loans, net	6,34,35,36		6,518	7,474	7,236
Long-term accounts receivable - other	3,6,34,35,37		348,335	335,574	284,324
Long-term contract assets	8,35		22,844	23,724	5,842
Long-term prepaid expenses	3,7		903,961	1,134,737	745,268
Guarantee deposits	6,34,35,36		110,555	108,141	184,887
Long-term derivative financial assets	19,34,35,38		76,461	99,998	50,805
Defined benefit assets	18		—	—	31,834
Other non-current assets			249	249	249

			26,939,336	26,619,167	24,930,547

		~~W~~	31,986,451	31,617,632	29,534,638

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2020 and 2019, and January 1, 2019

(In millions of won)
	Note	December 31, 2020		December 31, 2019	January 1, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable - other	34,35,36	~~W~~	1,955,472	2,266,958	1,622,744
Contract liabilities	8		83,216	88,257	46,075
Withholdings	34,35		659,181	685,822	696,790
Accrued expenses	3,34,35		724,992	793,252	664,286
Income tax payable	31		154,144	—	162,609
Provisions	3,17		43,437	47,786	41,845
Current installments of long-term debt, net	15,34,35,38		712,105	520,292	512,377
Lease liabilities	3,34,35,36,38		313,422	319,519	253,822
Current installments of long-term payables - other	16,34,35,38		424,600	423,839	423,884
Other current liabilities	34,35		5,835	20,019	—

			5,076,404	5,165,744	4,424,432

Non-Current Liabilities:
Debentures, excluding current installments, net	15,34,35,38		6,175,576	5,900,829	5,222,865
Long-term borrowings, excluding current installments, net	15,34,35,38		6,167	19,777	31,764
Long-term payables - other	16,34,35,38		1,141,723	1,544,699	1,939,082
Long-term contract liabilities	8		8,110	11,342	8,358
Long-term derivative financial liabilities	19,34,35,38		362,002	—	1,107
Long-term lease liabilities	3,34,35,36,38		999,776	856,385	455,224
Long-term provisions	3,17		55,953	41,145	39,426
Deferred tax liabilities	3,31		756,873	642,601	512,438
Defined benefit liabilities	18		7,421	25,093	—
Other non-current liabilities	34,35		46,588	26,118	43,077

			9,560,189	9,067,989	8,253,341

Total Liabilities			14,636,593	14,233,733	12,677,773

Shareholders’ Equity:
Share capital	1,20		44,639	44,639	44,639
Capital surplus and others	20,21,22,23		289,134	715,619	415,324
Retained earnings	3,24,25		16,684,640	16,672,947	16,437,167
Reserves	26		331,445	(49,306)	(40,265)

Total Shareholders’ Equity			17,349,858	17,383,899	16,856,865

		~~W~~	31,986,451	31,617,632	29,534,638

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Operating revenue:	26,35
Revenue		~~W~~	11,746,630	11,421,342

Operating expenses:	35
Labor			804,982	783,124
Commissions	3,7		4,647,773	4,419,845
Depreciation and amortization	3		2,841,755	2,776,140
Network interconnection			555,846	565,084
Leased lines			215,878	213,673
Advertising			114,794	154,124
Rent	3		121,032	123,517
Cost of goods sold			436,013	479,605
Others	27		985,490	954,427

			10,723,563	10,469,539

Operating profit			1,023,067	951,803
Finance income	29		377,947	615,571
Finance costs	3,29		(256,737)	(280,247)
Other non-operating income	28		82,673	76,928
Other non-operating expenses	28		(273,655)	(110,627)
Loss on investments in subsidiaries, associates and joint ventures, net	10		(11,840)	(68,550)

Profit before income tax			941,455	1,184,878
Income tax expense	30		182,663	204,987

Profit for the year		~~W~~	758,792	979,891

Earnings per share:	31
Basic earnings per share (in won)		~~W~~	10,221	13,393
Diluted earnings per share (in won)			10,219	13,393

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Profit for the year		~~W~~	758,792	979,891
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		(2,325)	(40,720)
Valuation loss on financial assets at fair value through other comprehensive income	26,30		366,600	(13,972)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		15,507	35,004

Other comprehensive loss for the year, net of taxes			379,782	(19,688)

Total comprehensive income		~~W~~	1,138,574	960,203

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In millions of won)				Capital surplus and others						Retained earnings	Reserves
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance, Januray 1, 2019 (As reported)		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,442,560	(40,265)	16,862,258
Changes in Accounting Policies	3		—	—	—	—	—	—	—	(5,393)	—	(5,393)

Balance, Januray 1, 2019 (Restated)		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,437,167	(40,265)	16,856,865
Total comprehensive Income (loss):
Profit for the period			—	—	—	—	—	—	—	979,891	—	979,891
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(10,647)	(9,041)	(19,688)

			—	—	—	—	—	—	—	969,244	(9,041)	960,203

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(646,828)	—	(646,828)
Interim dividends	33		—	—	—	—	—	—	—	(71,870)	—	(71,870)
Share option	23		—	—	—	—	295	—	295	—	—	295
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Treasury shares sold	21		—	—	282,478	—	—	17,522	300,000	—	—	300,000

			—	—	282,478	—	295	17,522	300,295	(733,464)	—	(433,169)

Balance, December 31, 2019		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899

Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899
Total comprehensive Income (loss):
Profit for the period			—	—	—	—	—	—	—	758,792	—	758,792
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(969)	380,751	379,782

			—	—	—	—	—	—	—	757,823	380,751	1,138,574

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(658,228)	—	(658,228)
Interim dividends	33		—	—	—	—	—	—	—	(73,136)	—	(73,136)
Share option	23		—	—	—	—	179	—	179	—	—	179
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(426,664)	—	—	—	(426,664)	—	—	(426,664)

			—	—	(426,664)	—	179	—	(426,485)	(746,130)	—	(1,172,615)

Balance, December 31, 2020		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	758,792	979,891
Adjustments for income and expenses	38		3,361,118	2,898,842
Changes in assets and liabilities related to operating activities	38		169,589	(703,093)

			4,289,499	3,175,640
Interest received			20,283	28,388
Dividends received			285,040	525,045
Interest paid			(212,921)	(226,652)
Income tax paid			5,908	(311,680)

Net cash provided by operating activities			4,387,809	3,190,741

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	16,217
Collection of short-term loans			69,754	107,996
Decrease in long-term financial instruments			28	—
Proceeds from disposals of long-term investment securities			790	223,619
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			659	—
Proceeds from disposal of property and equipment			89,922	10,767
Proceeds from disposal of intangible assets			4,475	3,843
Collection of lease receivables			—	6,881

Sub-total			165,628	369,323
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(282,000)	(135,000)
Increase in short-term loans			(100,739)	(111,686)
Acquisition of long-term investment securities			(827)	(321,124)
Acquisition of investments in subsidiaries, associates and joint ventures			(277,465)	(379,821)
Acquisition of property and equipment			(2,480,297)	(2,304,512)
Acquisition of intangible assets			(81,352)	(109,853)
Cash outflow for spin-off			(121,100)	—

Sub-total			(3,343,780)	(3,361,996)

Net cash used in investing activities		~~W~~	(3,178,152)	(2,992,673)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,062,500	1,195,274
Cash inflows from settlement of derivatives			36,691	12,426
Proceeds from disposal of treasury shares			—	300,000

Sub-total			1,099,191	1,507,700
Cash outflows for financing activities:
Repayments of long-term borrowings			(13,624)	(12,882)
Repayments of long-term payables - other			(425,349)	(425,349)
Repayments of debentures			(515,500)	(550,000)
Payments of cash dividends			(731,364)	(718,698)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(349,656)	(364,614)
Acquisition of treasury shares			(426,664)	—

Sub-total			(2,476,923)	(2,086,309)

Net cash used in financing activities			(1,377,732)	(578,609)

Net decrease in cash and cash equivalents			(168,075)	(380,541)
Cash and cash equivalents at beginning of the year			497,282	877,823
Effects of exchange rate changes on cash and cash equivalents			1	—

Cash and cash equivalents at end of the year		~~W~~	329,208	497,282

See accompanying notes to the separate financial statements.

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2020, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,853,906	10.97
Institutional investors and other shareholders	39,582,507	49.02
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	9,418,558	11.66

	80,745,711	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2021, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2021.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have most significant effects on the amounts recognized in the separate financial statements is included in note 4 for classification of lease.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: loss allowance (notes 6 and 34), estimated useful lives of costs to obtain a contract (notes 4 (22), and 7), property and equipment and intangible assets (notes 4 (7), (9), 11 and 13), impairment of goodwill (notes 4 (11) and 12), recognition of provision (notes 4 (17) and 16), measurement of defined benefit liabilities (notes 4 (16) and 17), and recognition of deferred tax assets (liabilities) (notes 4 (24) and 30).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair value is reviewed is directly reported to the finance executives.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3) Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 35.

3.	Changes in accounting policies

The Company has initially adopted the amendments to ‘Interest Rate Benchmark Reform’ from January 1, 2020 (K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument- Recognition and Measurement, K-IFRS No. 1107, Financial Instruments- Disclosures and K-IFRS No. 1116, Leases). A number of other standards are effective from January 1, 2020, but they do not have a material effect on the Company’s separate financial statements.

The Company has changed its accounting policy by adopting an accounting treatment based on agenda decision for ‘Lease Term and Useful Life of Leasehold Improvements’ by International Financial Reporting Interpretations Committee(‘IFRIC’) on 16 December 2019.

The Company applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at 1 January 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. These amendments also apply to the gain or loss accumulated in the cash flow hedging reserve that existed at 1 January 2020.The details of the accounting policies are disclosed in note 4 (6) and 35.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

In determining lease term, the Company consider the terms if it is reasonably certain that the lessee will exercise option to extend the lease and not exercise right to terminate the lease during the non-cancellable period of lease within the period for which the contract is enforceable. The Company consider a penalty by terminating the lease when assessing the likelihood of exercising option to extend the lease.

The Company has retrospectively applied the changes in its accounting policies in accordance with K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors and restated its comparative financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

The following table explains the impacts of the change in accounting policy on the Company’s separate financial statements.

(1)	Statement of financial position

(In millions of won)	December 31, 2019				January 1, 2019
	As reported		Adjustments	Restated	As reported(*)	Adjustments	Restated
Assets:
Accounts receivable - other, net	~~W~~	839,900	2,316	842,216	809,707	(1,147)	808,560
Prepaid expenses		3,105,731	(11,872)	3,093,859	2,387,807	(35,377)	2,352,430
Property and equipment, net		8,264,888	787,821	9,052,709	7,360,042	345,266	7,705,308

	~~W~~	12,210,519	778,265	12,988,784	10,557,556	308,742	10,866,298

Liabilities:
Accrued expenses	~~W~~	793,669	(417)	793,252	664,286	—	664,286
Provisions		67,271	21,660	88,931	61,786	19,485	81,271
Lease liabilities		410,889	765,015	1,175,904	412,407	296,639	709,046
Deferred tax liabilities		644,754	(2,153)	642,601	514,427	(1,989)	512,438

	~~W~~	1,916,583	784,105	2,700,688	1,652,906	314,135	1,967,041

Shareholders’ Equity:
Retained earnings	~~W~~	16,678,787	(5,840)	16,672,947	16,442,560	(5,393)	16,437,167

	~~W~~	16,678,787	(5,840)	16,672,947	16,442,560	(5,393)	16,437,167

(*)	Introduction of K-IFRS No.1116 has reflected.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(2)	Statement of income

(In millions of won)	2019
	As reported		Adjustments	Restated
Operating revenue	~~W~~	11,416,215	5,127	11,421,342
Operating expenses		10,466,106	3,433	10,469,539

Operating profit		950,109	1,694	951,803
Finance income		615,589	(18)	615,571
Finance costs		270,795	9,452	280,247
Other non-operating income		78,212	(1,284)	76,928
Other non-operating expenses		119,075	(8,448)	110,627
Loss on investments in subsidiaries, associates and joint ventures, net		68,550	—	68,550

Profit before income tax	~~W~~	1,185,490	(612)	1,184,878
Income tax expense		205,152	(165)	204,987

Profit for the year	~~W~~	980,338	(447)	979,891
Earnings per share:
Basic earnings per share (in won)	~~W~~	13,399	(6)	13,393
Diluted earnings per share (in won)		13,399	(6)	13,393

(3)	Statement of changes in equity

The statement of changes in equity have been restated as the statement of financial position and statement of income.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

(4)	Statement of cash flows

(In millions of won)	2019
	As reported		Adjustments	Restated
Cash flows from operating activities	~~W~~	3,115,408	75,333	3,190,741
Cash flows from investing activities		(2,984,059)	(8,614)	(2,992,673)
Cash flows from financing activities		(511,890)	(66,719)	(578,609)

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019, except for the changes in accounting policies described in note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current operations as operating expenses.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(5)	Non-derivative financial assets

1) Recognition and initial measurement

Accounts receivable - trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable - trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable - trade without a significant financing component is initially measured at the transaction price.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2) Classification and subsequent measurement, Continued

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3) Impairment

The Company estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the forward-looking data. The impairment approach is decided based on the assessment of significant increase in credit risk. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for Accounts receivables – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4) Derecognition

The Company derecognizes a financial asset when 1) the contractual rights to cash flows from the financial asset have expired, 2) the contractual rights to cash flows are transferred in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or 3) the Company neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control of the financial asset.

The transferred assets are not derecognized when the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5) Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability is offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1) Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the benchmark interest rate is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Company assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Company will cease to apply the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued. For its highly probable assessment of the hedged item, the Company will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1) Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2) Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8
Other property and equipment	4 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1) Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2) Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(11)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than assets arising from contract assets recognized in accounting for contract with a customer, assets recognized from the costs to obtain or fulfil a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases

A contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

1) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases, Continued

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.

Short-term leases and leases of low-value assets

The Company has elected not to recognise right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Company recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2) As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand- alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognises lease payments received under operating leases as income on a straight- line basis over the lease term as part of ‘other revenue’.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(13)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(14)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

2) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3) Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid(including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

(15)	Employee benefits

1) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

2) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3) Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4) Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits, Continued

5) Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(16)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(17)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(19)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(21)	Revenue

1) Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) wireless telecommunications services and (2) selling other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2) Allocation of the transaction price to each performance obligation

In accordance with K-IFRS No. 1115, the Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service. In the case of providing both a wireless telecommunications service and a handset together to one customer, the Company allocates the transaction price based on relative stand-alone selling prices.

3) Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

4) Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(21)	Revenue, Continued

5) Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunication services may receive a partial discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is the consideration payable to a customer.

The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunication service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss by using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized as it accrues in profit or loss using the effective interest rate method.

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for transactions or events directly recognized in other comprehensive income or equity.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

1) Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

2) Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3) Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments according to K-IFRS 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	The most likely amount—the single most likely amount in a range of possible outcomes.

•	the expected value—the sum of the probability-weighted amounts in a range of possible outcomes.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(25)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Company has not adopted the following new standards early in preparing the accompanying separate financial statements.

Interest Rate Benchmark Reform—Phase 2

(K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument- Recognition and Measurement, K-IFRS No. 1107, Financial Instruments- Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument- Recognition and Measurement, K-IFRS No. 1107, Financial Instruments- Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Lease.

•	changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; and

•	hedge accounting.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

The amendments will require the Company to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability.

As of 31 December 2020, the Company has ~~W~~326,400 million sterling LIBOR secured bank loans that will be subject to IBOR reform. The Company expects that the interest rate benchmark for these loans will be changed to SONIA in 2021 and that no significant modification gain or loss will arise as a result of applying the amendments to these changes.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(25)	Standards issued but not yet effective, Continued

The amendments provide exceptions to the hedge accounting requirements in the following areas.

•	Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform.

•

When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

•

When a group of items is designated as a hedged item and an item in the Company is amended to reflect the changes that are required by the reform, the hedged items are allocated to sub- groups based on the benchmark rates being hedged.

•

If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the designation date.

As of 31 December 2020, the Company has cash flow hedges of sterling LIBOR risk. The Company expects that indexation of the hedged items and hedging instruments to sterling LIBOR will be replaced with SONIA in 2021. Whenever the replacement occurs, the Company expects to apply the amendments related to hedge accounting. However, there is uncertainty about when and how replacement may occur. When the change occurs to the hedged item or the hedging instrument, the Company will remeasure the cumulative change in fair value of the hedged item or the fair value of the interest rate swap, respectively, based on SONIA. Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition.

The amendments will require the Company to disclose additional information about the Company’s exposure to risks arising from interest rate benchmark reform and related risk management activities.

The Company plans to apply the amendments from 1 January 2021. Application will not impact amounts reported for 2020 or prior periods.

The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

•	COVID-19-Related Rent Concessions (Amendment to IFRS 16).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

•	Reference to Conceptual Framework (Amendments to IFRS 3).

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

•	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.

Disclaimer:

The consolidated and separate financial statements included above have not yet been audited and remain subject to the audit process of the Company’s independent auditors. For the Company’s audited consolidated and separate financial statements as of and for the year ended December 31, 2020 and the respective accompanying notes, please refer to the Company’s future filings with the U.S. Securities and Exchange Commission, including its annual report to be filed on Form 20-F and the Company’s annual business report to be furnished on Form 6-K.

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joong Suk Oh
(Signature)
Name:	Joong Suk Oh
Title:	Senior Vice President

Date: February 26, 2021